For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
AMENDMENT NO. 1 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Vera Nicholas-Gervais
Head of the Provincial
Territorial and Parliamentary Affairs Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8
* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO
     In connection with the issuance by the Province of Ontario of €105,000,000 Floating Rate Bonds due October 9, 2017 and €120,000,000 Floating Rate Bonds due January 9, 2018, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the “Annual Report”) as follows:
     The following additional exhibits are added to the Annual Report:
Exhibit (e)	Fiscal Agency Agreement, dated as of January 9, 2009, including the forms of Bonds; Underwriting Agreement, dated as of December 19, 2008, including the name and address of the Underwriter; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
January 9, 2009	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index
Exhibit (e):	Fiscal Agency Agreement, dated as of January 9, 2009, including the forms of Bonds; Underwriting Agreement, dated as of December 19, 2008, including the name and address of the Underwriter; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.